Exhibit 21.1

Third Point Reinsurance Ltd.

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Formation

Third Point Reinsurance Company Ltd.	Bermuda

Third Point Re Marketing (UK) Ltd.	United Kingdom

Third Point Reinsurance Investment Management Ltd.(1)	Bermuda
Third Point Re Cat Ltd.(2)	Bermuda
Third Point Reinsurance Opportunities Fund Ltd.(3)	Bermuda

(1)	Owned 85% by Third Point Reinsurance Ltd. and 15% by Hiscox Insurance Company (Bermuda) Limited.

(2)	100% of common shares held by Third Point Reinsurance Investment Management Ltd.

(3)	100% of voting shares held by Third Point Reinsurance Investment Management Ltd. Non-voting equity shares held by various investors. As of May 14, 2013, Third Point Reinsurance Company Ltd. had an investment commitment to the Third Point Reinsurance Opportunities Fund Ltd. of $50 million, out of total commitments of $94.7 million.